Dimensional

January 19, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ken Ellington and Elisabeth Bentzinger

Re:	Registration Statement on Form N-14 of
Dimensional Investment Group Inc. (the "Registrant")
File No. 333-221987

Dear Mr. Ellington and Ms. Bentzinger:

On behalf of the Registrant, below are the Registrant's responses to the comments conveyed telephonically by Mr. Ellington on December 20, 2017 and Ms. Bentzinger on January 3, 2018 to Jana L. Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant's registration statement on Form N-14 (the "Registration Statement") relating to (i) the proposed reorganization of the LWAS/DFA International High Book to Market Portfolio and the DFA International Value Portfolio II into the DFA International Value Portfolio III and (ii) the proposed reorganization of the LWAS/DFA U.S. High Book to Market Portfolio into the U.S. Large Cap Value Portfolio III.  The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on December 11, 2017 pursuant to Rule 488 under the Securities Act of 1933 (the "Securities Act").

Below the Registrant has provided your comments and the Registrant's response to each comment.  These responses, as noted below, will be incorporated into a filing to be made in a pre-effective amendment to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. The revised Information Statement/Prospectus and Statement of Additional Information are attached hereto as Appendix B and Appendix C, respectively.
A. Accounting Comments

1. Comment.  The Registration Statement is scheduled to become automatically effective on January 10, 2018 pursuant to Rule 488 under the Securities Act.  The SEC believes that the Registration Statement is materially incomplete and cannot rely on automatic effectiveness under Rule 488 because the financial statements incorporated by reference will be older than 245 days as of that date.  Please file a pre-effective amendment that includes the October 31, 2017 financial highlights and incorporates by reference the most recent financial statements.  Also include as an exhibit to the amendment, an updated auditor's consent.

Response. The Registrant will file a pre-effective amendment including financial highlights from the fiscal year ended October 31, 2017 and incorporate by reference the Annual Reports for the fiscal year ended October 31, 2017 filed on January 8, 2018. The Registrant will also include as an exhibit to the pre-effective amendment, an updated auditor's consent.

2. Comment.  Provide a statement in the Registration Statement as to which entity for each merger will be the accounting survivor following the merger.  Supplementally, please provide the NAST analysis with respect to the mergers.

Response.  The Registrant has revised the disclosure accordingly. The NAST analyses for each Reorganization are attached hereto as Appendix A.

3. Comment.  Please update the information in the capitalization table in the Registration Statement to be within 30 days of the date the pre-effective amendment is filed.

Response.  The Registrant has revised the disclosure accordingly.

4. Comment.  Please confirm that the fees and expenses that are presented in the fee and expense tables are the current fees and expenses for the Portfolios.

Response.  The Registrant confirms that the fees and expenses that are presented in the fee and expense tables are the current fees and expenses for the Portfolios in compliance with Item 3 of Form N-14.

B. Disclosure Comments

5. Comment.  In the first paragraph after the heading "Summary" on page 1 of the Information Statement/Prospectus, remove the phrase "is qualified in its entirety by reference to."

Response.  The Registrant has revised the disclosure accordingly.

6. Comment.  In the section, "Why did the Boards approve the Reorganizations" on page 1 of the Information Statement/Prospectus, add information as to why the Reorganizations were proposed and approved.

Response.  The Registrant has revised the disclosure accordingly.

7. Comment.  In the section "Who will bear the costs of the Reorganizations" on page 2 of the Information Statement/Prospectus, please disclose how the costs of the International Reorganization will be split between the International Target Portfolios.

Response.  The expenses of the International Reorganization will be allocated pro rata to the LWAS International Target Portfolio and International II Target Portfolio based on their relative net assets.  The Registrant has revised the disclosure accordingly.

8. Comment.  Move the section "How do the Portfolios' investment objectives, investment strategies, and investment policies compare?" to the "Summary" section of the Information Statement/Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

9. Comment.  In the last paragraph under the section "How do the Portfolios' investment objectives, investment strategies, and investment policies compare?" please also reference the Target Portfolios' Statements of Additional Information.

Response.  The Registrant has revised the disclosure accordingly.

10. Comment.  The section "What are the principal risks of the Portfolios" should immediately follow the "Summary" section of the Information Statement/Prospectus and should briefly describe each risk.

Response.  The Registrant has revised the disclosure accordingly.

11. Comment.  The sections "What are the distribution arrangements for the Portfolios?" and "What are the Portfolios' arrangements for purchases, exchanges, and redemptions?" should be included in the "Summary" section of the Information Statement/Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

12. Comment.  Please update the performance information for each Portfolio to include information as of December 31, 2017.

Response.  The Registrant has revised the disclosure accordingly. The "Return After Taxes on Distributions" and "Return After Taxes on Distributions and Sale of Portfolio Shares" information will be incorporated into the Information Statement/Prospectus filed in the pre-effective amendment.

13. Comment.  The footnote to each "Annual Portfolio Operating Expenses" table covers more than just the management fee. Please place the asterisk accordingly.

Response.  The Registrant has revised the disclosure accordingly.

14. Comment.  Clarify in the footnote to each "Annual Portfolio Operating Expenses" table that the Underlying Funds include the applicable Master Fund for purposes of the fee waiver.

Response.  The Registrant has revised the disclosure accordingly.

15. Comment.  In the paragraph before each "Expense Example," please state that the fee waiver is included for purposes of calculating the example.

Response.  The Registrant has revised the disclosure accordingly.

16. Comment.  When discussing the Portfolios' Investment Management Agreements, please disclose that there are no material differences between the Acquiring Portfolios' and corresponding Target Portfolios' Investment Management Agreements.

Response.  The Registrant has revised the disclosure accordingly.

17. Comment.  On page 13, please disclose that the investment management fees shown are net of waivers.

Response.  The management fees shown on page 13 are not combined management fees, but rather the management fee for each Feeder Portfolio (before waivers) and the corresponding Master Fund.

18. Comment.  On page 14, please confirm the numbers are correct in the table listing the "Expense Limitation Amount" for each Portfolio.

Response.  The Registrant confirms that the numbers are correct.  The title of the table has been revised to state "Total Management Fee Limitation Amount" to clarify that the amount reflects the total management fee a Portfolio may incur directly and indirectly from its proportionate share of the Master Fund's investment management fee.

19. Comment.  On page 15 of the Information Statement/Prospectus, under the "Reasons for the Reorganizations" section, please disclose the reasons why the Reorganizations were proposed and disclose any adverse items that may have been considered by the Boards.

Response.  The Registrant has revised the disclosure accordingly. The Registrant supplementally confirms that there were no adverse items that were considered by the Boards.

20. Comment.  Pursuant to Rule 411 under the Securities Act, please include the Securities Act filing number for each document incorporated by reference into the Registration Statement.

Response.  The Registrant has revised the disclosure accordingly.

21. Comment.  On page 25 of the Information Statement/Prospectus, please remove the phrase "qualified in its entirety by reference to."

Response.  The Registrant has revised the disclosure accordingly.

22. Comment.  As required by Item 7(c)(4) of Form N-14, include the information required with respect to control persons.

Response.  The Registrant is not aware of any control persons of any of the Portfolios.

23. Comment.  Remove the reference to pro forma financial statements on the cover page of the Statement of Additional Information.

Response.  The Registrant has revised the disclosure accordingly.

24. Comment.  The Target Portfolios' Statements of Additional Information should be incorporated by reference into the Statement of Additional Information for the Registration Statement.

Response.  The Registrant has revised the disclosure accordingly.

25. Comment.  Please include the indemnification undertaking required by Rule 484 of the Securities Act.

Response.  The Registrant has added the following undertaking to the Part C:

Insofar as indemnification for liability arising under the Securities Act of 1933 may  be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing  provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

26. Comment.  Please confirm whether new Powers of Attorney will be included as an exhibit to the filing.

Response. The Powers of Attorney filed on December 11, 2017 as exhibits to the Registration Statement also relate to any and all pre- and post-effective amendments and exhibits to the N-14 and any and all documents required to be filed with respect thereto.

27. Comment.  Please include an undertaking that the final Agreements and Plans of Reorganization will be filed by a future post-effective amendment.

Response.  The Registrant has included the following undertaking under "Item 17. Undertakings" of the Part C of the Registration Statement:

(4) The undersigned Registrant agrees to file by Post-Effective Amendment the final Agreements and Plans of Reorganization required by Item 16(4)(a) of Form N-14 within a reasonable time after they are finalized.

28. Comment.  Please include a new legal opinion that  does not limit who may rely on the opinion in accordance with Legal Bulletin 19.

Response.  In accordance with Legal Bulletin 19, a new opinion has been issued to include shareholders of the Acquiring Portfolios and Target Portfolios as those who may rely on the opinion.

29. Comment.  Please confirm that new auditor consents will be filed with the pre-effective amendment.

Response.  The Registrant confirms the new auditor consents will be filed with the pre-effective amendment.

* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary Dimensional Investment Group Inc.

Appendix A – Accounting Survivor Analysis

International Reorganization

The DFA International Value Portfolio III ("International Acquiring Portfolio"), a series of Dimensional Investment Group Inc. ("DIG"), believes that it is the appropriate accounting and performance survivor following the reorganization of the DFA International Value Portfolio II ("International II Target Portfolio"), a series of DIG, and the LWAS/DFA International High Book to Market Portfolio ("LWAS International Target Portfolio"), a series of DFA Investment Dimensions Group Inc., with and into the International Acquiring Portfolio (the "International Reorganization").  According to a no-action letter to North American Security Trust ("NAST")1, in order to determine which fund should be the accounting and performance survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund.  In NAST, the staff of the Securities and Exchange Commission listed five factors that should be relied upon when making such determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i)   The investment advisor to the combined Portfolio.  Each of the International II Target Portfolio, LWAS International Target Portfolio, and International Acquiring Portfolio (each, a "Portfolio" and together, the "Portfolios") is a feeder fund that invests substantially all of its assets in the shares of the Portfolios' master fund, The DFA International Value Series (the "Master Fund"), a series of The DFA Investment Trust Company.  Dimensional Fund Advisors LP (the "Advisor") serves as the investment advisor to each Portfolio, and will continue to serve as the International Acquiring Portfolio's investment advisor after the International Reorganization.  Thus, the arrangements for investment advisory services for the combined Portfolio after the International Reorganization will be identical to the arrangements for investment advisory services prior to the International Reorganization for each Portfolio.

(ii)  The portfolio composition of the combined Portfolio.  As noted above, because the Portfolios operate in a master-feeder structure, investing substantially all of their assets in the shares of the Master Fund, as of October 31, 2017, the Portfolios' investment portfolios are comprised entirely of shares of the Master Fund.  Following the International Reorganization, the portfolio composition of the combined Portfolio will be identical to the portfolio composition of each Portfolio prior to the International Reorganization.

(iii)  The investment objectives and policies of the combined Portfolio.  The investment objective of each Portfolio is identical—to achieve long-term capital appreciation.  The Portfolios pursue identical investment strategies, by seeking to achieve their investment objectives by investing substantially all of their assets in the shares of the Master Fund.  The Portfolios are subject to identical investment policies and have adopted identical investment restrictions.  Following the International Reorganization, the investment objective and the

1 See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

investment policies of the combined Portfolio will be identical to the investment objectives and the investment policies of each Portfolio prior to the International Reorganization.

(iv)  The expense structure and expense ratio applicable to the combined Portfolio. Each Portfolio presently pays a management fee of 0.21% to the Advisor for the management services provided to each Portfolio.  Pursuant to Fee Waiver Agreements with the Portfolios, the Advisor has contractually agreed to permanently waive all or a portion of the management fee of each Portfolio to the extent necessary to limit the total management fees paid to the Advisor by a Portfolio, including the proportionate share of the management fees a Portfolio pays indirectly through its investment in other funds managed by the Advisor, except for the fees paid indirectly through its investment of securities lending cash collateral in an affiliated money market fund, to 0.21% of the average net assets of a Portfolio on an annualized basis. Following the International Reorganization, the combined Portfolio will have an identical expense structure and Fee Waiver Agreement as each Portfolio prior to the International Reorganization.  As of October 31, 2017, the total net annual portfolio operating expenses of the International Acquiring Portfolio were, however, lower than the total net annual portfolio operating expenses of the International II Target Portfolio and LWAS International Target Portfolio (i.e., due to the relative asset sizes of the Portfolios, as discussed below), and thus the total net annual portfolio operating expenses of the International Acquiring Portfolio prior to the International Reorganization will more closely resemble the total net annual portfolio operating expenses of the combined Portfolio than the LWAS International Target Portfolio and the International Target II Portfolio.

(v)   The relative asset sizes of the Portfolios involved in the International Reorganization.  As of October 31, 2017, the net assets of the International II Target Portfolio were $13,207,000, the net assets of the LWAS International Target Portfolio were $58,129,000, and the net assets of the International Acquiring Portfolio were $2,541,484,000.  The net assets of the International Acquiring Portfolio are substantially larger than the net assets of the International II Target Portfolio and LWAS International Target Portfolio, and thus the characteristics of the International Acquiring Portfolio prior to the International Reorganization will more closely resemble the characteristics of the combined Portfolio than the LWAS International Target Portfolio and the International Target II Portfolio.

Further, the Boards of Directors of the Portfolios also consist of the same members.  Each Portfolio also has more than 10 years of performance history. Since the International Acquiring Portfolio was not newly created, this factor also favors the International Acquiring Portfolio as the accounting and performance survivor.  For the reasons noted above, particularly the similarities of the expense ratios and asset sizes of the International Acquiring Portfolio and combined Portfolio, the International Acquiring Portfolio will be the accounting and performance survivor.

U.S. Reorganization

The U.S. Large Cap Value Portfolio III ("U.S. Acquiring Portfolio"), a series of Dimensional Investment Group Inc. ("DIG"), believes that it is the appropriate accounting and performance survivor following the reorganization of the LWAS/DFA U.S. High Book to Market Portfolio ("LWAS U.S. Target Portfolio"), a series of DIG, with and into the U.S.

Acquiring Portfolio (the "U.S. Reorganization").  According to a no-action letter to North American Security Trust ("NAST")2, in order to determine which fund should be the accounting and performance survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund.  In NAST, the staff of the Securities and Exchange Commission listed five factors that should be relied upon when making such determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i)   The investment advisor to the combined Portfolio.  Each of the LWAS U.S. Target Portfolio and U.S. Acquiring Portfolio (each, a "Portfolio" and together, the "Portfolios") is a feeder fund that invests substantially all of its assets in the shares of the Portfolios' master fund, The U.S. Large Cap Value Series (the "Master Fund"), a series of The DFA Investment Trust Company.  Dimensional Fund Advisors LP (the "Advisor") serves as the investment advisor to each Portfolio, and will continue to serve as the U.S. Acquiring Portfolio's investment advisor after the U.S. Reorganization.  Thus, the arrangements for investment advisory services for the combined Portfolio after the U.S. Reorganization will be identical to the arrangements for investment advisory services prior to the U.S. Reorganization for each Portfolio.

(ii)  The portfolio composition of the combined Portfolio.  As noted above, because the Portfolios operate in a master-feeder structure, investing substantially all of their assets in the shares of the Master Fund, as of October 31, 2017, the Portfolios' investment portfolios are comprised entirely of shares of the Master Fund.  Following the U.S. Reorganization, the portfolio composition of the combined Portfolio will be identical to the portfolio composition of each Portfolio prior to the U.S. Reorganization.

(iii)  The investment objectives and policies of the combined Portfolio.  The investment objective of each Portfolio is identical—to achieve long-term capital appreciation.  The Portfolios pursue identical investment strategies, by seeking to achieve their investment objectives by investing substantially all of their assets in the shares of the Master Fund.  The Portfolios are subject to identical investment policies and have adopted identical investment restrictions.  Following the U.S. Reorganization, the investment objective and the investment policies of the combined Portfolio will be identical to the investment objectives and the investment policies of each Portfolio prior to the U.S. Reorganization.

(iv)  The expense structure and expense ratio applicable to the combined Portfolio. Each Portfolio presently pays a management fee of 0.11% to the Advisor for the management services provided to each Portfolio. Pursuant to Fee Waiver Agreements with the Portfolios, the Advisor has contractually agreed to permanently waive all or a portion of the management fee of each Portfolio to the extent necessary to limit the total management fees paid to the Advisor by a Portfolio, including the proportionate share of the management fees a Portfolio pays indirectly through its investment in other funds managed by the Advisor, except for the fees paid indirectly through its investment of securities lending cash collateral in an affiliated money market fund, to 0.11% of the average net assets of a Portfolio on an annualized basis. Following the U.S. Reorganization, the combined Portfolio will have an identical expense structure and Fee Waiver

2 See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

Agreement as each Portfolio prior to the U.S. Reorganization. As of October 31, 2017, the total net annual portfolio operating expenses of the U.S. Acquiring Portfolio were, however, lower than the total net annual portfolio operating expenses of the LWAS U.S. Target Portfolio (i.e., due to the relative asset sizes of the Portfolios, as discussed below), and thus the total net annual portfolio operating expenses of the U.S. Acquiring Portfolio prior to the U.S. Reorganization will more closely resemble the total net annual portfolio operating expenses of the combined Portfolio than the LWAS U.S. Target Portfolio.

(v)   The relative asset sizes of the Portfolios involved in the U.S. Reorganization.  As of October 31, 2017, the net assets of the LWAS U.S. Target Portfolio were $57,069,000 and the net assets of the U.S. Acquiring Portfolio were $3,708,961,000. The net assets of the U.S. Acquiring Portfolio are substantially larger than the net assets of the LWAS U.S. Target Portfolio, and thus the characteristics of the U.S. Acquiring Portfolio prior to the U.S. Reorganization will more closely resemble the characteristics of the combined Portfolio than the LWAS U.S. Target Portfolio.

Further, the Board of Directors of the Portfolios are the same.  Each Portfolio also has more than 10 years of performance history. Since the U.S. Acquiring Portfolio was not newly created, this factor also favors the U.S. Acquiring Portfolio as the accounting and performance survivor.  For the reasons noted above, particularly the similarities of the expense ratios and asset sizes of the U.S. Acquiring Portfolio and combined Portfolio, the U.S. Acquiring Portfolio will be the accounting and performance survivor.

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